AWARENESS FOR TEENS, INC
3416 Rollsreach Drive
San Diego, CA  92111

January 20, 2012

Reid S. Hooper, Attorney-Advisor
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0406

Re:	Awareness For Teens, Inc. Registration Statement on Form S-1 Filed: December 15, 2011 File No. 333-169028

Dear Mr. Hooper:

Please consider this letter as our request for the acceleration of the effective date of the registration statement referred to above to January 25, 2012 at 3:00 pm.

The Company hereby acknowledges that:

(i)	We are responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(iii)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing;

(iv)	We may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

Securities and Exchange Commission
January 20, 2012

(v)
We have been advised that the Division of Enforcement has access to all information we have provided to the staff of the Division of Corporation Finance in connection with our filing with the Commission.

Very truly yours,

Awareness For Teens, Inc.

By:	/s/ MAUREEN COTTRELL
Maureen Cottrell
President, Chief Executive Officer
Chief Financial Officer and Sole Director